Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 9, 2022

Notice-and-access notice to shareholders

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders of Gold Royalty Corp. (the “Company”) will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Wednesday, February 9, 2022, at 4:00 p.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended September 30, 2021, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Information Circular relating to the Meeting (the “Information Circular”);

3.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize our directors to fix the remuneration to be paid to our auditor for the ensuing year; and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act, the Company is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended September 30, 2021 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at www.goldroyalty.com and under the Company’s profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Company.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-833-396-3066 (extension 609). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on January 31, 2022, in order to receive and review the Meeting Materials and submit their vote by 4:00 p.m. (Vancouver time) on February 7, 2022, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Company’s board of directors has fixed December 13, 2021, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record at the close of business on that date (a “Registered Shareholder”) is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention Proxy Department; by facsimile to 1-416-595-9593; or online with your 12-digit control number at www.voteproxyonline.com, by 4:00 p.m. (Vancouver time) on February 7, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered shareholders of the Company may also vote their proxies via the internet in accordance with the instructions provided in the proxy.

A “Non-registered Shareholder” being a person who is not a Registered Shareholder in respect of Shares which are held on behalf of that person, who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Company is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting, and may, subject to applicable law, decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, Canada, as of the 14th day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director

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